NEWS RELEASE

Alderon Commences Winter Drill Program at Kami

February 3rd, 2011	(TSX.V: ADV) (OTCQX: ALDFF)

Alderon Resource Corp. (TSX.V: ADV) (OTCQX: ALDFF) (“Alderon”) is pleased to announce that drilling has commenced at the 100% owned Kamistiatusset (“Kami”) Iron Ore Project in western Labrador.  The CDN $2.5 million program will consist of approximately 5,000 metres (m) diamond drilling with the use of three drills and is expected to take 8 weeks to complete.  The drill program is designed to outline a potential of 200 to 300 million tonnes at a grade between 28-32% iron ore at the North Rose Zone.

“We are excited to be drilling at North Rose, which is a new zone believed to be connected to the primary area drilled in 2010 (Rose Central),” says Matt Simpson, Chief Operating Officer of Alderon.  “This new zone should add significant tonnes to our projected resource and will be included in the updated resource estimate expected in June 2011.”

An initial National Instrument 43-101 (“NI 43-101”) resource estimate for the Rose Central and Mills Zones is expected in March 2011.  The goal for the initial resource is to delineate 400 to 500 million tonnes at a grade between 28-32% iron ore.  An updated NI 43-101 resource estimate is expected in June 2011 and will include the winter drilling at North Rose.  The goal for the updated resource is to delineate a total of 600 to 800 million tonnes at a grade between 28-32% iron ore.  Watts, Griffis and McOuat Limited (“WGM”) has been commissioned to provide this resource estimate and has already completed the required site visits and sampling program.  The potential tonnage and grade are conceptual in nature and it is uncertain if further exploration will delineate a mineral resource.

Additional information and maps showing the proposed drill hole locations are posted on the Alderon website at: http://www.alderonmining.com/projects/kami/

About Alderon

Alderon is a leading iron ore exploration and development company in Canada.  The 100% owned Kami Project is located within an existing iron ore district and is surrounded by producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

Edward Lyons, P.Geo., the Chief Geologist for Alderon and a Qualified Person as defined by NI 43-101, has reviewed and is responsible for the technical information contained in this news release.

For more information on Alderon, please visit our website at www.alderonmining.com

ALDERON RESOURCE CORP.

On behalf of the Board

“Mark J Morabito”

President & CEO

Vancouver Office	Toronto Office
T: 604-681-8030	T: 416-309-2135
F: 604-681-8039	F: 416-861-5887
E: info@alderonmining.com
www.alderonmining.com

This news release may contain forward-looking statements. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors discussed in the management discussion and analysis section of our interim and most recent annual financial statement or other reports and filings with the TSX Venture Exchange and applicable Canadian securities regulations. We do not assume any obligation to update any forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.